UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Pearson plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Ameriprise Financial, Inc. and its group
4. Full name of shareholder(s) (if different from 3.):
Nortrust Nominees Ltd
Vidacos Nominees Ltd
State Street Nominees Limited
HSBC Global Custody Nominee (UK) Limited
Chase Nominees Limited
Roy Nominees Ltd
The Bank of New York (Nominees) Limited
BNP Paribas Nominees Pty Limited
BNY Mellon Nominees Ltd
State Street Bank and Trust Company

5. Date of the transaction and date on which the threshold is crossed or reached:	8 April 2016
6. Date on which issuer notified:	12 April 2016
7. Threshold(s) that is/are crossed or reached:	Above the threshold of 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary shares GB0006776081	N/A	N/A	318,779	318,779	40,850,796	0.039%	4.972%
US7050151056	N/A	N/A	0	0	66,800	0%	0.008%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal		Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
41,236,375			5.019%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Threadneedle Asset Management Limited (4.763%)
Columbia Management Investment Advisers, LLC (0.255%)
Ameriprise Financial Services, Inc. (0.001%)
Columbia Management Investment Advisers, LLC is wholly owned by Ameriprise Financial, Inc.
Ameriprise Financial Services, Inc. is wholly owned by AMPF Holding Corporation, which is itself wholly owned by Ameriprise Financial, Inc.
Threadneedle Asset Management Limited is wholly owned by TC Financing Limited, which is itself wholly owned by Threadneedle Asset Management Holdings Limited, which is itself wholly owned by TAM UK Holdings Limited, which is itself wholly owned by Threadneedle Holdings Limited, which is itself wholly owned by Threadneedle Asset Management Holdings SARL, which is itself wholly owned by Ameriprise International Holdings GmbH, which is itself wholly owned by Ameriprise Financial, Inc.

Proxy Voting:
10. Name of the proxy holder:					N/A
11. Number of voting rights proxy holder will cease to hold:					N/A
12. Date on which proxy holder will cease to hold voting rights:					N/A

13. Additional information:
The Shares referred to in section 9 of this form are held in portfolios and funds managed on a discretionary basis by the entities set out in section 9.
Please note that the Shares are held through certain nominee companies.

14. Contact name:	Mark Powney, Threadneedle Asset Management Ltd.
15. Contact telephone number:	+44 (0) 1793 363 135

Natalie Dale
Deputy Company Secretary
Pearson plc

13 April 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 13 April 2016

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary